ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and six months ended June 30, 2016

ALAMOS GOLD INC. For the Three and Six Months Ended June 30, 2016

Q2 2016 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated August 9, 2016, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, unaudited condensed interim consolidated statements for the three and six months ended June 30, 2016, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed a merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations have been consolidated with those of the Company commencing on July 2, 2015. The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 25.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

Q2 2016 Management’s Discussion and Analysis

Highlight Summary

	Three months ended June 30		Six months ended June 30
	2016	2015(1)	2016	2015(1)
Operating Results
Gold production (ounces) (1)	92,464	95,606	187,095	187,633
Gold sales (ounces) (1)	95,866	96,473	186,855	186,124
Per Ounce Data
Average spot gold price (London PM Fix)	$1,260	$1,192	$1,217	$1,206
Average realized gold price (4)	$1,253	$1,194	$1,201	$1,204
Total cash costs per ounce of gold sold (2)	$775	$669	$778	$682
All-in sustaining costs per ounce of gold sold (2)	$1,037	$1,043	$1,012	$1,067
Financial Results (in millions)
Operating revenues	$120.1	$71.2	$224.4	$135.8
Earnings (loss) from operations	$2.9	($415.3)	$0.6	($417.8)
Net loss	($11.8)	($379.5)	($2.1)	($414.8)
Operating cash flow before changes in non-cash working capital (2) (5)	$40.3	$13.4	$67.9	$36.7
Operating cash flow after changes in non-cash working capital (5)	$36.9	$21.0	$60.7	$47.4
Capital expenditures (sustaining) (2)	$13.9	$17.1	$24.4	$33.1
Capital expenditures (growth) (2),(3)	$24.6	$23.5	$47.4	$42.7
Share Data
Loss per share, basic and diluted	($0.04)	($2.84)	($0.01)	($3.12)
Weighted average outstanding shares (basic) (000’s)	264,464	133,688	263,431	132,939
Financial Position as at June 30 (in millions)
Cash and cash equivalents	$273.4	$129.7	$273.4	$129.7
Total debt and equipment financing obligations	$316.9	$320.3	$316.9	$320.3

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three and six months ended June 30, 2015 was 33,000 ounces and 71,000 ounces, respectively. Gold sales from Mulatos for the three and six months ended June 30, 2015 was 36,748 ounces and 73,304 ounces, respectively.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

(4)	The comparative 2015 average realized price is exclusive of gold sales from Mulatos.

(5)
Cash flow from operating activities for the three and six months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended June 30, 2016.

	Three months ended June 30		Six months ended June 30
	2016	2015(1)	2016	2015(1)
Gold production (ounces)
Young-Davidson	42,644	39,365	81,709	77,463
Mulatos (1)	33,000	33,000	70,600	71,000
El Chanate	16,820	23,241	34,786	39,170
Total cash costs per ounce of gold sold (2)
Young-Davidson	$738	$697	$679	$721
Mulatos (1)	$757	$861	$784	$833
El Chanate	$907	$621	$1,000	$606
All-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$965	$1,003	$907	$994
Mulatos(1)	$883	$955	$882	$958
El Chanate	$931	$867	$1,017	$940
Capital expenditures (growth and sustaining) (2) (in millions)
Young-Davidson	$25.2	$27.1	$49.2	$51.0
Mulatos (1),(4)	$9.2	$12.3	$13.6	$28.3
El Chanate	$0.3	$5.3	$0.4	$12.5
Other	$3.8	$8.3	$8.6	$12.3

(1)
2015 financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

Q2 2016 Management’s Discussion and Analysis

2016 Highlights

Second quarter 2016:

•	Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow of $13.4 million in the quarter, net of all capital and exploration spending

•
Reported quarterly production of 92,464 ounces of gold, including 42,644 ounces from Young-Davidson, 33,000 ounces from Mulatos and 16,820 ounces from El Chanate. The second quarter of 2016 marked the second highest quarterly production for Young-Davidson in the Company's history

•	Underground mining rates averaged a record 6,123 tonnes per day (“TPD”) at Young-Davidson

•	Exploration activities at La Yaqui were successful in expanding the mineralized zones, including several intercepts well above the current mineral reserve and resource grade

•
Total cash costs in the second quarter were $775 per ounce of gold sold and all-in sustaining costs ("AISC") were $1,037 per ounce of gold sold. AISC included higher share-based compensation charges of $62 per ounce, reflecting the impact of the Company's higher share price on its outstanding non-cash share-based compensation instruments

•	Sold 95,866 ounces of gold at an average realized price of $1,253 per ounce for revenues of $120.1 million, including record quarterly sales at Young-Davidson of 44,024 ounces

•	Recorded cash flow from operating activities before changes in non-cash working capital of $40.3 million, or $0.15 per share, a 46% increase from the first quarter of 2016

•
Realized a quarterly net loss of $11.8 million, or $0.04 per share, reflecting higher non-cash share-based compensation expense of $5.9 million ($0.02 per share) and an unrealized foreign exchange loss of $3.3 million ($0.01 per share)

•	Reported cash and cash equivalents, and available-for-sale securities of $284.9 million as at June 30, 2016, an increase of $2.3 million from March 31, 2016

•	Completed Canadian Development Expense ("CDE") flow-through financings for total gross proceeds of $15.4 million, resulting in the issuance of 2,051,722 Class A common shares

Key Business Developments

Acquisition of Carlisle Goldfields Limited
On October 15, 2015, Alamos and Carlisle entered into a definitive arrangement agreement whereby Alamos would acquire all of the issued and outstanding shares of Carlisle. Carlisle's primary asset was the Lynn Lake gold project located in Lynn Lake, Manitoba, Canada. The Company owned 19.9% of Carlisle prior to announcement of the agreement. The acquisition closed on January 7, 2016.
Under terms of the arrangement, Carlisle shareholders received: (i) 0.0942 of an Alamos common share for each Carlisle common share held, plus (ii) 0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of January 7, 2019.
Excluding Alamos' existing 19.9% ownership of Carlisle, and net of Carlisle's cash balance, total consideration for the acquisition was $20.4 million, including transaction costs.

Q2 2016 Management’s Discussion and Analysis

Outlook and Strategy

	2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	170-180	140-150	60-70	—	370-400
Total cash costs ($ per ounce)(1)	$600	$850	$1,100	—	$800
All-in sustaining costs ($ per ounce)(1)(3)	$825	$925	$1,100	—	$975
Capital expenditures (in millions)
Sustaining capital(1)	$40-45	$10-15	$1	—	$51-61
Growth capital(1)	$45-50	$15-20 (2)	—	$27	$87-97
Total capital expenditures	$85-95	$25-35	$1	$27	$138-$158

(1)	Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company’s core strategy in 2016 is to continue the ramp up of underground production at Young-Davidson and to expand and advance development of the La Yaqui and Cerro Pelon deposits at Mulatos. The Company made substantial progress towards achieving these objectives in the first half of 2016. Young-Davidson generated positive free cash flow (net of all capital spending), a significant turning point for the operation. At Mulatos, ongoing exploration success at La Yaqui continues to materially expand the zones of mineralization.
Production in the second quarter was 92,464 ounces of gold and totaled 187,095 ounces for the first half of 2016. Gold production is expected to increase in the second half of the year and the Company is well positioned to achieve full year production and cost guidance of between 370,000 and 400,000 ounces at AISC of $975 per ounce.
Total cash costs and AISC are expected to trend lower through the remainder of 2016. Capital spending remains consistent with plan at all operations. All mine sites were free cash flow positive in the second quarter, generating combined mine site free cash flow of over $13 million. At current gold prices, the Company anticipates substantial free cash flow growth in the second half of 2016.
At Young-Davidson, underground mining rates averaged a record 6,123 TPD during the second quarter of 2016. Gold sales of 44,024 ounces represented a quarterly record, driving record revenues and positive free cash flow. This represents a significant milestone at Young-Davidson. Stronger gold production, a higher realized gold price and declining capital spending are expected to drive free cash flow growth in the second half of 2016 and into 2017.
The ramp up at Young-Davidson remains on track. Rehabilitation work in the second quarter of the waste and ore pass infrastructure at the 9590 level reduced underground mining rates to below targeted levels, with a corresponding increase in per unit costs. This rehabilitation work is expected to be complete in August 2016, at which point underground mining rates are expected to ramp up to 7,000 TPD by the end of 2016. Underground grades mined in the second quarter were below expectations, but have subsequently increased to average approximately 3 grams per tonne of gold ("g/t Au") in the month of July. Mill recoveries exceeded expectations in the second quarter, offsetting lower than planned mill throughput.
At Mulatos, the open pit heap leach operation performed well in the second quarter and continues to be the driver of the mine, supplying approximately 80% of production in 2016. During the quarter, the Company reconfigured the high-grade mill to produce a filtered flotation concentrate, and has entered into an agreement with a third party to sell the concentrate. The transition resulted in lower production from the high-grade mill in the quarter, but is expected to generate significant incremental cash flow in subsequent quarters due to the higher recoveries and gold production in concentrate sales.
The focus at La Yaqui and Cerro Pelon remains on developing and expanding the higher grade deposits. As detailed in the Company's 2015 mineral reserve and resource update, the combined mineral reserves and resources of both deposits increased by 145% through a very successful initial exploration program in 2015. The 2016 exploration program continues to deliver excellent results at both deposits, most notably at La Yaqui with further expansion of the mineralized zones. An aggressive drill campaign is scheduled for the second half of the year. Given ongoing exploration success at La Yaqui, the Company believes there is strong potential for a significant increase in mineral reserve and resources.
As a mature, higher cost operation, the focus at El Chanate remains on keeping the mine free cash flow positive. The Company successfully achieved this in the second quarter, generating $3.4 million of free cash flow. To help ensure the mine remains free cash flow positive, the Company executed a gold hedging strategy for production from El Chanate earlier in the year. The strategy ensures a minimum realized price of $1,150 per ounce and participating in upside up to $1,300 per ounce for the remainder of 2016.
Capital spending in 2016 is focused on the Company's highest priority targets. This includes advancing Lynn Lake towards a feasibility study and completing the permitting process at Kirazli. Lynn Lake remains one of the Company's top development priorities given its favourable location, Canadian dollar exposure, and strong project economics. A feasibility study is expected to be completed in the third quarter of 2017. The Company does not anticipate spending significant capital on these projects until the ramp up at

Q2 2016 Management’s Discussion and Analysis

Young-Davidson and development of La Yaqui and Cerro Pelon have been completed and both operations are generating substantial free cash flow.
The Company’s cash position and balance sheet remain strong, with approximately $285 million in cash and cash equivalents and available-for-sale securities. The Company generated positive free cash flow at all three operations in the second quarter, and based on current gold prices, expects this to continue in the second half of the year and into 2017, driven by a combination of lower costs and capital spending.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Open pit mining ceased in June 2014. Stockpiled open pit ore will continue to supplement mill feed until underground production rates have ramped up to the mill capacity of approximately 8,000 TPD.
Young-Davidson Operational and Financial Review

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Underground Operations
Tonnes of ore mined	557,206	468,564	1,082,803	840,253
Tonnes of ore mined per day	6,123	5,149	5,949	4,617
Average grade of gold (1)	2.40	2.64	2.48	2.78
Metres developed	3,168	3,789	6,658	7,198
Unit mining costs per tonne	$34	$33	$33	$35
Unit mining costs per tonne (CAD$)	$44	$40	$43	$43
Mill Operations
Tonnes of ore processed	637,503	698,644	1,305,639	1,345,393
Tonnes of ore processed per day	7,006	7,677	7,174	7,392
Average grade of gold (1)	2.12	2.02	2.10	2.01
Contained ounces milled	43,524	45,372	88,284	86,941
Average recovery rate	92%	88%	91%	87%
Gold production (ounces)	42,644	39,365	81,709	77,463
Gold sales (ounces)	44,024	37,573	83,758	74,525
Total cash costs per ounce of gold sold (2)	$738	$697	$679	$721
All-in sustaining costs per ounce of gold sold (2),(3)	$965	$1,003	$907	$994
Financial Review (in millions)
Operating Revenues	$55.5	$44.7	$101.5	$89.7
Earnings (loss) from operations	$3.5	($330.1)	$7.6	($330.1)
Operating cash flow	$26.2	$17.3	$48.0	$39.5
Capital expenditures (sustaining) (2)	$9.8	$11.5	$18.8	$20.3
Capital expenditures (growth) (2)	$15.4	$15.6	$30.4	$30.7
Free cash flow (2)	$1.0	($9.8)	($1.2)	($11.5)

(1)	Grams per tonne of gold ("g/t Au").

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
Young-Davidson produced 42,644 ounces of gold in the second quarter of 2016, 8% higher than the same period of 2015 and 9% higher than in the first quarter of 2016. The increase in production reflects a combination of higher underground mining rates and mill recoveries, partially offset by lower grades and mill throughput. On a year-to-date basis, production was 81,709 ounces of gold, a 5% increase compared to the first half of 2015 reflecting higher milled grades and recoveries.
The Company mined a record 557,206 tonnes of ore from underground in the second quarter of 2016, or 6,123 TPD. Underground mining rates in the second quarter increased 6% from the first quarter of the year despite a two-day shutdown of the hoisting facility

Q2 2016 Management’s Discussion and Analysis

in May and rehabilitation work on the waste pass. In the second quarter, it was determined that rehabilitation of the waste and ore pass infrastructure at the 9590 level was required. While this work was unplanned and resulted in reduced capacity for both ore and waste movement, underground mining rates have been maintained at in excess of 6,000 TPD. Once the rehabilitation work is complete in August, underground mining rates are expected to ramp up to the targeted level of 7,000 TPD by the end of 2016.
Underground mined grades in the second quarter of 2016 were 2.40 g/t Au, as two stopes mined in the quarter underperformed relative to the block model. Despite the underperformance of these stopes, the Company continues to experience a positive reconciliation relative to the block model across the 60 stopes mined since the start of mining at Young-Davidson. Underground mined grades have improved significantly in July 2016, averaging approximately 3 g/t Au. The Company expects stronger production at Young-Davidson in the second half of 2016 driven by higher grades and underground mining rates.
During the second quarter of 2016, the mill processed 637,503 tonnes, or 7,006 TPD with grades averaging 2.12 g/t Au. Mill throughput was below guidance as new liners are being tested in an effort to minimize wear and maintenance and reduce costs. Mill throughput continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company intends to continue to optimize mill performance while underground mining rates are below ultimate target levels of 8,000 TPD, as incremental gold production from the low grade stockpiled ore is insignificant relative to the benefit of having an optimized mill configuration.
Since the start of operations at Young-Davidson, a small portion of the mill feed has been rejected by the circuit as it is not effectively ground by the SAG mill. As a result, underground ore processed is slightly less than the underground ore mined each period. Given the small amount, the impact on current production is minimal. This ore is being stockpiled, with the current stockpile totaling approximately 420,000 tonnes at a grade of over 1 g/t Au, comprising both open pit and underground ore. The Company has identified an opportunity to economically process the stockpiles and ensure future mill processing matches underground ore production as it ramps up to 8,000 TPD through the addition of a pebble crusher to the circuit. This is expected to cost approximately $4 million, most of which will be incurred in 2017, with an expected payback of less than one year.
Mill recoveries increased significantly to 92% in the second quarter of 2016 as the Company successfully implemented changes earlier in the year to the flotation circuit to improve recoveries. The Company expects that seasonal changes should no longer impact recoveries as they have in the past.
Total cash costs in the second quarter of 2016 were $738 per ounce, representing a 6% increase from the same period of 2015. The increase was primarily attributable to higher unit underground mining costs driven by increased maintenance costs, offset by the impact of foreign exchange. Underground unit mining costs were $34 per tonne in the second quarter of 2016, 3% higher than in the second quarter of 2015. Total cash costs at Young-Davidson are expected to decline as underground throughput is ramped up. AISC were $965 per ounce, or 4% below the prior year period, reflecting the lower sustaining capital.
For the six months ended June 30, 2016, total cash costs were $679 per ounce, representing a 6% decrease from the same period of 2015. The lower costs were primarily due to the 12% increase in ounces sold during the year, which reduces costs on a per unit basis. Offsetting this benefit are increased maintenance costs. AISC of $907 per ounce were 9% below the prior year period, reflecting lower sustaining capital spending.
Capital expenditures totaled $25.2 million in the quarter and $49.2 million year-to-date, focused on lateral development, completion of the MCM shaft, underground equipment for the transition from contractor to owner development, and development of the tailings dam raise. Of the total capital expenditures, $18.8 million related to sustaining capital and $30.4 million related to growth capital.
Capital spending at Young-Davison in the second quarter was consistent with guidance and is expected to total between $85 million and $95 million in 2016, a significant decrease from 2015. Capital spending for the remainder of 2016 will be focused on development of the upper and lower mines and raise boring of the lower leg of the Northgate shaft. With capital spending on track, Young-Davidson generated free cash flow of $1.0 million for the quarter, a significant turning point for the operation. Increased grades and higher underground mining rates are expected to drive higher production and free cash flow in the second half of 2016.

Q2 2016 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the State of Sonora, Mexico. The Company also controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 28,773 hectares of mineral concessions, in 43 discrete concessions, are controlled by the Company. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.6 million ounces of gold to-date. The royalty is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.
Mulatos Operational and Financial Review
Operations from Mulatos are included in Alamos’ 2015 interim consolidated financial statements for the period subsequent to July 2, 2015 only. Operational and financial results for the period prior to July 2, 2015 are included in the table below for comparative purposes only.

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Open Pit & Underground Operations
Tonnes of ore mined - open pit (1)	1,678,596	1,791,000	3,186,632	3,654,000
Total waste mined - open pit (2)	2,272,266	2,390,000	4,529,651	3,533,000
Total tonnes mined - open pit	4,127,496	4,181,000	7,892,917	7,187,000
Waste-to-ore ratio (operating)	1.35	1.33	1.42	0.97
Tonnes of ore mined - underground	32,961	19,400	69,419	45,250
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,671,844	1,632,500	3,269,124	3,184,500
Average grade of gold processed (3)	0.79	0.83	0.80	0.87
Contained ounces stacked on the heap leach pad	42,243	43,400	84,468	89,300
Mill Operations
Tonnes of high grade ore milled	22,667	19,400	61,566	39,750
Average grade of gold processed (3)	9.49	5.78	12.93	8.13
Contained ounces milled	6,912	3,600	25,599	10,400
Total contained ounces stacked and milled	49,156	47,000	110,067	99,700
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	67%	70%	64%	71%
Ore crushed per day (tonnes) - combined	18,600	18,100	18,300	17,900
Gold production (ounces)	33,000	33,000	70,600	71,000
Gold sales (ounces)	34,865	36,748	67,597	73,304
Total cash costs per ounce of gold sold (4)	$757	$861	$784	$833
All-in sustaining costs per ounce of gold sold (4),(5)	$883	$955	$882	$958
Financial Review (in millions)
Operating Revenues	$43.9	—	$81.8	—
Earnings from operations	$7.7	—	$11.2	—
Operating cash flow	$18.2	—	$25.2	—
Capital expenditures (sustaining) (4)	$3.8	—	$5.2	—
Capital expenditures (growth) (4),(5)	$5.4	—	$8.4	—
Free cash flow (4)	$9.0	—	$11.6	—

(1)	Includes ore stockpiled during the quarter.

(2)	Excludes tonnes capitalized

(3)	Grams per tonne of gold.

(4)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(5)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(6)	Includes capitalized exploration.

Q2 2016 Management’s Discussion and Analysis

Mulatos produced 33,000 ounces of gold in the second quarter of 2016, consistent with the second quarter of 2015. Production on a year-to-date basis totaled 70,600 ounces, in line with the first half of 2015.
The open pit, heap leaching operation continued to perform well during the second quarter with total crusher throughput averaging 18,600 TPD, in line with expectations. The grade of crushed ore stacked on the leach pad in the second quarter of 0.79 g/t Au was lower than the annual budget, as the Company mined additional ore in the Escondida portion of the open pit that was not previously included in the mine plan. This area was depleted in July and the Company expects to stack higher grades on the leach pad in the second half of 2016 as mining returns to the previously planned areas of the pit.
Production from the high-grade mill was lower than planned as the Company reconfigured the mill circuit to produce a filtered flotation concentrate which resulted in two weeks of downtime. Until the second quarter, the Company had been producing dore on site from the high grade mill. By producing and selling a concentrate, the Company will realize higher recoveries than producing dore on site, resulting in higher production and cash flows in the second half of the year. The reconfigured circuit is performing well with the mill currently operating at approximately 400 TPD. An agreement was reached with a global metals trading firm to sell the concentrate, and the first shipment left the site in June. Regular shipments will continue through the second half of 2016, contributing to stronger gold production relative to the first half of the year.
Approximately 23,000 tonnes at an average grade of 9.49 g/t Au were processed through the mill in the second quarter of 2016. Underground mining rates exceeded tonnes processed through the mill, resulting in an increase to high-grade stockpiles which totaled approximately 60,000 tonnes at the end of June. The stockpiles will continue to supplement underground ore production through the remainder of 2016 which will be processed and sold in concentrate form.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 67% in the second quarter was in line with annual guidance.
Total cash costs of $757 per ounce in the second quarter of 2016 were lower than the $861 per ounce reported in the second quarter of 2015 reflecting lower operating costs, stronger mill grades and throughput, and the benefit of a new diesel credit program in Mexico. In 2016, the Mexican government implemented a program to provide a credit to tax payers on diesel consumption, which is expected to result in a benefit of approximately $25 per ounce.
AISC in the quarter were $883 per ounce, 8% lower than the second quarter of 2015 as a result of lower operating costs and sustaining capital. On a year-to-date basis, cash costs and AISC were $784 and $882 per ounce respectively, well below annual guidance. Both cash costs and AISC were better than the prior year period reflecting improved operating costs and lower sustaining capital spending, partially offset by lower grades stacked.
The Company generated $9.0 million in free cash flow at Mulatos in the second quarter of 2016, net of all exploration and development spending at La Yaqui and Cerro Pelon. The site free cash flow reflects both higher gold prices and the collection of four monthly value-added tax receivables in the quarter. The Company expects stronger production and free cash flow in the second half of 2016 reflecting higher grades stacked on the leach pad and increased concentrate production from the mill. Free cash flow on a year-to-date basis was $11.6 million.

Q2 2016 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Operational and Financial Review

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Open Pit Operations
Tonnes of ore mined	1,680,322	1,813,274	2,908,038	3,670,927
Total tonnes mined	7,254,439	7,973,305	15,176,882	15,958,516
Capitalized stripping tonnes	—	3,011,836	—	7,511,788
Waste-to-ore ratio (operating)	3.32	1.74	4.22	1.30
Average grade of gold (1)	0.57	0.72	0.58	0.69
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,415,064	1,541,221	2,431,734	3,108,266
Average grade of gold processed (1)	0.63	0.84	0.66	0.78
Tonnes of run-of-mine ore stacked on the heap leach pad	254,696	319,871	492,903	566,203
Average run-of mine grade of gold processed (1)	0.20	0.19	0.20	0.19
Total tonnes of ore processed	1,669,760	1,861,092	2,924,637	3,674,469
Average grade of gold processed (1)	0.57	0.73	0.58	0.69
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	18,300	20,500	16,100	20,300
Recovery ratio (ratio of ounces produced to contained ounces stacked)	55%	53%	64%	48%
Gold production (ounces)	16,820	23,241	34,786	39,170
Gold sales (ounces)	16,977	22,152	35,500	38,295
Total cash costs per ounce of gold sold (2)	$907	$621	$1,000	$606
All-in sustaining costs per ounce of gold sold (2),(3)	$931	$867	$1,017	$940
Financial Review (in millions) (1)
Operating Revenues	$20.7	$26.5	$41.1	$46.1
Earnings (loss) from operations	$3.0	($39.9)	$0.3	($34.0)
Operating cash flow	$3.7	$13.2	$2.7	$19.9
Capital expenditures	$0.3	$5.3	$0.4	$12.5
Free cash flow (2)	$3.4	$7.9	$2.3	$7.4

(1)	Grams per tonne of gold.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
During the second quarter of 2016, the Company mined 1,680,322 tonnes of ore at El Chanate at an average grade of 0.57 g/t Au. Ore tonnes mined, as well as average daily mining rates were lower than in the second quarter of 2015 but improved from the first quarter of 2016 reflecting mine sequencing.
Starting in the third quarter of 2015, all waste removal costs at El Chanate were expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce relative to past periods but has no impact on AISC per ounce.
The Company stacked 1,669,760 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the second quarter of 2016 at an average rate of 18,300 TPD. This was lower than the average rate of 20,500 TPD in the same period of the prior year. The grade of ore stacked averaged 0.57 g/t Au during the second quarter of 2016 compared to an average grade of 0.73 g/t Au in the same period of the prior year.
The Company produced 16,820 ounces of gold in the second quarter of 2016 at El Chanate compared to 23,241 ounces in the same period of 2015. Lower production in the second quarter of 2016 reflected lower grades stacked on the leach pad.

Q2 2016 Management’s Discussion and Analysis

Total cash costs were $907 per ounce in the second quarter of 2016, an increase from the second quarter of 2015 due to the Company expensing waste removal costs as incurred, whereas in 2015, these costs were capitalized. In addition, both tonnes mined and grade were lower than the prior year period, resulting in higher cash costs and AISC. For the six months ended June 30, 2016, cash costs were $1,000 per ounce, higher than the prior year figure, due to the expensing of waste removal costs.
AISC of $931 per ounce in the second quarter of 2016 increased from $867 per ounce in the second quarter of 2015, reflecting lower grades and tonnes stacked. On a year-to-date basis, AISC of $1,017 per ounce is 8% below annual guidance of $1,100 per ounce.
El Chanate generated $3.4 million of free cash flow in the second quarter reflecting higher gold prices and a lower waste-to-ore ratio. The realized gold price at El Chanate includes the impact of gold collar contracts entered into earlier in 2016.
Second Quarter 2016 Exploration and Development Activities

Mulatos District
As announced in May 2016, the exploration budget at Mulatos was increased by 60 percent to $16 million reflecting ongoing exploration success at La Yaqui and Cerro Pelon. As part of the expanded budget, the Company has increased the number of active drill rigs to 13 and expanded the exploration team to more than 250 employees and contractors, reflecting record exploration activity at Mulatos. In addition to drilling, geophysical surveys comprised of ground magnetics and induced polarization surveys were completed over the larger La Yaqui and Cerro Pelon areas. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos district with a number of high-priority prospects added to the 2016 exploration plan, including Los Bajios, Las Carboneras and El Carricito. Systematic mapping and sampling will be carried out over these projects through the remainder of 2016 in order to plan drill targets for 2017.
La Yaqui
The 2016 drill program at La Yaqui was designed to follow up on a very successful initial program in 2015 that discovered two new zones of mineralization containing an inferred mineral resource of 232,000 ounces. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge.
The 2016 program has been a mix of infill and exploration drilling along this northwest trending ridge and to the northeast on the downslope side of the ridge over a large area of alteration measuring approximately 1 km by 0.9 km. Reflecting the increased exploration budget, drilling activity has intensified through 2016 with 5,069 metres (“m”) completed in 24 holes in the first quarter of 2016 and a further 17,512 m completed in 89 holes through the second quarter and to the end of July. The program continues to yield excellent results with step out drilling significantly expanding the size of both zones of mineralization including several intercepts well above the current mineral reserve and resource grade. Most notably, drilling around the northern most of these two zones has expanded the area of mineralization a further 170 m along strike to the northwest and 200 m down dip to the northeast to now cover an area measuring approximately 250 m (along strike) by 450 m (down dip). This has increased substantially from the zone outlined in the 2015 year end mineral resource update that measured 80 m (along strike) by 250 m (down dip). The northern zone remains open along strike and down dip and the southern zone is open along strike to the north.
Highlight intercepts from the 2016 program to date include:

•	2.20 g/t Au over 30.9 m & 2.63 g/t Au over 35.6 m (16YAQ027)

•	2.91 g/t Au over 43.3 m (16YAQ033)

•	1.16 g/t Au over 36.2 m & 1.23 g/t Au over 42.1 m (16YAQ035)

•	3.52 g/t Au over 16.5 m (16YAQ044)

•	3.79 g/t Au over 47.3 m (16YAQ051)

•	2.04 g/t Au over 33.5 m (16YAQ054)

•	2.22 g/t Au over 50.3 m (16YAQ062)

•	2.83 g/t Au over 67.5 m (16YAQ065)

•	3.23 g/t Au over 65.5 m (16YAQ096)
True widths for these intercepts are estimated at approximately 90% of drilled width.

Q2 2016 Management’s Discussion and Analysis

La Yaqui is the Company’s highest priority exploration target with eight rigs currently working on the project. Systematic, phased drill programs will continue throughout 2016 over this very large system with the focus on infill and extension drilling the two newly expanded zones of mineralization, exploration drilling a third zone located northwest of the existing inferred mineral resources along the same ridge, and scout drilling over the remainder of the large zone of alteration. Based on ongoing exploration success, the Company believes there is a potential for a substantial increase in mineral reserves and resources at La Yaqui.
Development of La Yaqui remains on track with initial production expected mid-2017. The Environmental Impact Assessment (“EIA”) for the road construction at La Yaqui was approved during the second quarter and the project EIA was submitted in April.
Cerro Pelon
During the second quarter a total of 39 holes for 6,791 metres of drilling were completed at Cerro Pelon. The immediate focus for exploration drilling at Cerro Pelon was to add confidence in order to upgrade the high-grade zone on the eastern rib, where 40,000 ounces of measured and indicated mineral resources were delineated in the year end 2015 mineral resource update, and additional drilling to test the northern extension of mineralization along the western rib. On the eastern rib, four additional holes were drilled to define the extents and to confirm the grade. Two holes defined the southern limit of the zone, one intersected the upper limit to the zone and one (drilled right through the zone) intersected similar widths and grades as those received prior to the 2015 mineral resource and reserve. Drilling along the western rib extended known mineralization by approximately 30 m. Further scout drilling is underway to the north on both ribs with results still pending.
Results from the new holes drilled in 2016 in this zone include:

•	7.79 g/t Au over 47.3 m (16PEL018) - through the main body of the zone as defined in the 2015 mineral resource

•	0.92 g/t Au over 41.2 m (16PEL021) - defining the upper limit of the zone
Holes that were drilled through the zone in 2015 included:

•	14.47 g/t Au over 50.3 m (15PEL012)

•	9.65 g/t Au over 34.6 m (15PEL020)
Concurrent with this infill and extension drilling, other exploration activities were undertaken over the larger Cerro Pelon area during the second quarter. This included a first-pass drill program on a number of small targets to the southeast and southwest of the current reserve, a detailed induced polarization (geophysical) survey conducted over the whole project area, and exploration mapping and sampling undertaken on a new zone of silica and argillic alteration located to the northwest of the current mineral reserve. This newly identified area of alteration is located directly west of the northern silica cap. A number of new targets have also been outlined by the geophysical survey and these are currently being assessed and ranked.
Exploration will continue in a systematic and phased manner through the rest of 2016 and into 2017 on all targets on the larger Cerro Pelon project as the understanding of the geology and mineralization continues to evolve. The immediate priorities are the northern silica cap and the newly identified area of alteration to the northwest. Exploration drilling beneath the northern silica cap commenced towards the end of the second quarter with favourable geology intersected in the one drill hole completed by quarter end.
Lynn Lake
The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending.
For the three and six months ended June 30, 2016, the Company spent $1.4 million and $3.6 million respectively on environmental baseline studies and geotechnical drilling to support the project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017.
Turkey
The EIA certificates for the Kirazlı and Ağı Dağı gold projects remain in good standing, and the Company is in the process of applying for the forestry and operating permits required prior to the start of construction. The Company remains confident that these permits will be granted. For the three and six months ended June 30, 2016, total development expenditures in Turkey were $0.7 million and $1.2 million respectively.
Esperanza
The Company capitalized $0.9 million and $1.7 million at the Esperanza Gold Project for the three and six months ended June 30, 2016. The Company has slowed development activities at Esperanza for the current year with the core focus on the ramp up at Young-Davidson, and development of La Yaqui and Cerro Pelon.

Q2 2016 Management’s Discussion and Analysis

Quartz Mountain
For the three and six months ended June 30, 2016, total expenditures at the Quartz Mountain project were $0.4 million and $0.5 million respectively.
Key Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2016, the London PM Fix price of gold averaged $1,260 per ounce, a 6% increase from the London PM Fix average of $1,192 in the second quarter of 2015. The price of gold ranged from $1,200 to $1,358 per ounce in the second quarter of 2016.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Accordingly, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2016, the Mexican peso and Canadian dollar averaged approximately 18.08 to $1 US dollar and 1.29 to $1 US dollar, respectively, compared to average rates of 15.34 to $1 US dollar and 1.23 to $1 US dollar, respectively, in the second quarter of 2015. The Company recorded a $3.6 million foreign exchange loss in the second quarter of 2016, most of which was unrealized, as a result of the impact of the weakening Mexican peso on the Company's Mexican peso denominated monetary assets and liabilities.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Gold production (ounces) (1)	92,464	95,606	187,095	187,633
Gold sales (ounces) (1)	95,866	96,473	186,855	186,124
Average realized gold price per ounce (3)	$1,253	$1,194	$1,201	$1,204
Total cash costs per ounce of gold sold (2)	$775	$669	$778	$682
All-in sustaining costs per ounce of gold sold (2)	$1,037	$1,043	$1,012	$1,067
Operating Revenues	$120.1	$71.2	$224.4	$135.8
Mining and processing	$71.3	$48.1	$139.2	$85.0
Royalties	$3.0	$0.5	$6.2	$0.7
Amortization	$31.7	$26.6	$60.1	$48.2
Corporate and administration	$4.1	$3.5	$8.0	$7.0
Earnings (loss) from operations	$2.9	($415.3)	$0.6	($417.8)
Net loss	($11.8)	($379.5)	($2.1)	($414.8)
Loss per share, basic and diluted	($0.04)	($2.84)	($0.01)	($3.12)
Operating cash flow (4)	$36.9	$21.0	$60.7	$47.4
Dividends per share, declared	—	0.01	0.01	0.03

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales ounces from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three and six months ended June 30, 2015 were 33,000 ounces and 71,000 ounces respectively.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments

(3)
2015 excludes 36,748 ounces sold at Mulatos for the three-months ended June 30, 2015 at an average realized price of $1,198. For the six months ended June 30, 2015, Mulatos sold 73,304 ounces at an average realized price of $1,211 per ounce.

(4)
Cash flow from operating activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended June 30, 2016.

Q2 2016 Management’s Discussion and Analysis

Review of Second Quarter Financial Results

Revenue
During the second quarter of 2016, the Company sold 95,866 ounces of gold for proceeds of $120.1 million, a 69% increase compared to the second quarter of 2015, reflecting higher gold ounces sold and a higher average realized price per ounce compared to the prior year period. Mulatos generated $43.9 million of revenue in the second quarter of 2016, which was not included in the same period of 2015. The Company also benefited from a higher realized gold price of $1,252 per ounce in the second quarter of 2016 compared to $1,194 per ounce in the prior year. The Company's realized gold price in the second quarter was slightly below the average London PM fix of $1,260 per ounce due to the gold collar contracts executed earlier in the year for El Chanate. The gold collar contracts for the remainder of 2016 are at higher gold prices.
Mining and Processing
Mining and processing costs increased to $71.3 million in the second quarter of 2016 from $48.1 million in the second quarter of 2015, largely reflecting the inclusion of operating costs from Mulatos of $24.4 million.
Consolidated total cash costs for the quarter were $775 per ounce, compared to $669 per ounce in the prior year period, and in line with 2016 guidance. The increase is attributable to the Company directly expensing all waste removal costs at El Chanate in 2016 which has the impact of increasing cash costs, but has no impact on AISC. This increase was offset by the weakening of the Company's operating currencies, mainly the Canadian dollar and Mexican peso, compared to the US dollar.
In the second quarter of 2016, AISC per ounce decreased to $1,037, as compared to $1,043 in the second quarter of 2015. This decrease was primarily due to lower sustaining capital and the inclusion of lower AISC ounces at Mulatos, offset by higher non-cash share-based compensation expense due to the revaluation of outstanding share-based instruments.
Royalties
Royalty expense for the quarter was $3.0 million, an increase from the second quarter of 2015, due to the inclusion of the 5% royalty at Mulatos and the 1.5% royalty at Young-Davidson which were not payable in the prior period.
Amortization
Amortization increased to $31.7 million in 2016 from $26.6 million in the same period of 2015, reflecting the inclusion of Mulatos amortization in 2016. Amortization per ounce sold was $331 per ounce, down from $445 per ounce in 2015, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods.
Corporate and Administration
Corporate and administration expenses were higher in the second quarter of 2016 by $0.6 million to $4.1 million, primarily due to increased head count associated with the merger completed in mid-2015, partially offset by a weakening of the Canadian dollar. Corporate and administrative costs are budgeted to be $16.0 million in 2016, a significant reduction from 2015 levels.
Earnings from Operations
The Company recognized earnings from operations of $2.9 million in the second quarter of 2016, compared to a loss from operations of $415.3 million in the same period of 2015. The 2015 loss was due to the Company recording an impairment charge at both the Young-Davidson and El Chanate mines.
Net loss
The Company reported a net loss of $11.8 million in the second quarter of 2016, compared to a net loss of $379.5 million in the second quarter of 2015. The net loss in the current quarter was primarily attributable to unrealized foreign exchange losses, and higher share-based compensation.
Review of Six Month Financial Results

Revenue
For the first six months of 2016, the Company sold 186,855 ounces of gold for proceeds of $224.4 million, a 65% increase compared to the first half of 2015.
The increase in gold ounces sold is due to the inclusion of Mulatos revenue for the first half of 2016, which was not included in the first half of 2015. This was partially offset by a slight decrease in the average realized gold price in 2016. The decrease in realized gold price negatively impacted revenue by $0.3 million as the average realized price per ounce decreased from $1,204 to $1,201 per ounce. The Company's realized gold price in the first half of 2016 was below the average London PM fix of $1,217 per ounce mainly due to the gold collar contracts executed in the first quarter for El Chanate.

Q2 2016 Management’s Discussion and Analysis

Mining and Processing
Mining and processing costs increased to $139.2 million for the six months ended June 30, 2016 compared to $85.0 million in the same prior year period, largely reflecting the inclusion of operating costs from Mulatos of $48.6 million.
Consolidated total cash costs for the six-month period were $778 per ounce, compared to $682 per ounce in the prior year period, and in line with 2016 guidance. The increase from the prior year is due to the Company directly expensing all waste removal costs at El Chanate in 2016, partially offset by the benefit associated with the weakening Canadian dollar and Mexican peso compared to the US dollar.
AISC decreased by 5% to $1,012 per ounce in 2016 compared to the prior period, primarily due to lower sustaining capital, as well as a weaker Canadian dollar and Mexican peso.
Royalties
Royalty expense for the first half of 2016 was $6.2 million, a significant increase from 2015 due to the inclusion of the 5% royalty at Mulatos and the 1.5% royalty at Young-Davidson, which were not payable in the prior period.
Amortization
Amortization increased from $48.2 million during the first six months of 2015 to $60.1 million in 2016, reflecting the inclusion of Mulatos amortization in 2016. Amortization per ounce sold was $321 per ounce compared to $427 per ounce in 2015, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods.
Corporate and Administration
Corporate and administration expenses totaled $8.0 million, an increase of $1.0 million from the previous year, primarily due to increased head count following the merger completed in the third quarter of 2015, partially offset by a weakening of the Canadian dollar.
Earnings from Operations
The Company recorded earnings from operations of $0.6 million for the first six months of 2016, compared to a loss from operations of $417.8 million in the same period of 2015, due to improved earnings from mine operations, as well as a $366.0 million impairment loss on the Young-Davidson and El Chanate mines recorded in 2015.
Net loss
The Company reported a net loss of $2.1 million in the first half of 2016, compared to a net loss of $414.8 million in the first half of 2015.
Consolidated Expenses

(in millions)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Exploration	$1.2	$0.3	$1.9	$0.7
Corporate and administrative	$4.1	$3.5	$8.0	$7.0
Share-based compensation	$5.9	$1.4	$8.4	$2.7
Revaluation of assets distributed	—	$40.1	—	$40.1
Impairment charges	—	$366.0	—	$369.2
Finance expense	$6.0	$5.5	$12.0	$11.3
Foreign exchange gain (loss)	($3.6)	$1.5	($2.6)	($6.4)
Other loss	($1.9)	($16.9)	($3.1)	($7.3)

Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada. Corporate and administrative costs marginally increased by $0.6 million and $1.0 million for the three and six months ended June 30, 2016 over the prior year,

Q2 2016 Management’s Discussion and Analysis

primarily due to higher head count associated with the merger completed in mid-2015, partially offset by a weakening Canadian dollar.
Share-based compensation
Share-based compensation costs for the three-months ended June 30, 2016 were $5.9 million, compared to $1.4 million in the prior year period. This increase was driven by the increase in the Company's share price and the corresponding impact on the mark-to-market revaluation of long-term incentive grants. For the first half of 2016, share-based compensation increased by $5.7 million to $8.4 million primarily due to the increase in the Company's share price and mark-to-market revaluation of long-term incentive grants.
Revaluation of assets distributed and impairment charges
The assets and liabilities distributed to AuRico Metals as part of the merger were recorded at the lower of fair value less costs to distribute and carrying value at the end of the second quarter of 2015. On conducting a fair value assessment, it was determined that the fair value of these assets was less than the carrying values and the Company recorded a revaluation loss of $40.1 million in the second quarter of 2015.
In addition, during the second quarter of 2015, the Company incurred a $326.0 million impairment charge at Young-Davidson, and a $40.0 million impairment charge at El Chanate, as the Company determined that the carrying value exceeded the recoverable amount of the assets.
Finance expense
Finance expense was consistent period over period, and mainly relates to interest on the senior secured notes. The Company capitalized $1.5 million of interest in the second quarter of 2016 and $3.3 million for the first six months of 2016, compared to $1.2 million and $2.2 million in the prior year period.
Foreign exchange gain (loss)
During the second quarter of 2016, a foreign exchange loss of $3.6 million was recorded. This includes an unrealized loss of $3.3 million reflecting the impact of an 8% depreciation of the Mexican peso in the quarter on the Company's Mexican peso denominated monetary assets and liabilities, as well as $0.3 million of realized losses on the Company's peso-denominated collar contracts. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.
Other losses
During the second quarter of 2016, the Company recorded other losses of $1.9 million compared to losses of $16.9 million in the same prior year period. For the first half of 2016, other losses were $3.1 million compared to $7.3 million in 2015. Other losses include the mark-to-market revaluation of non-hedged derivative liabilities, offset by the renunciation of flow through share expenses. In the prior year, other losses also included transaction costs and restructuring costs related to the merger completed in 2015.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the second quarter of 2016, the Company recognized a current tax expense of $1.3 million and a deferred tax expense of $1.9 million, compared to a current tax expense of $0.4 million and a deferred tax recovery of $57.1 million in same period of 2015.  Current income tax in the second quarter of 2016 is primarily related to mining tax payable in Mexico. On a year-to-date basis, the deferred tax recovery of $17.1 million is primarily due to the impact of the strengthening Canadian dollar during the year on the Company's non-monetary tax assets and liabilities.
In the first quarter of 2016, Company was successful in collecting $13.2 million of income tax receivable, which represented the majority of the Company's 2014 income tax refund request for Mulatos. Further, in the second quarter, the Company was successful in collecting approximately $11.0 million in VAT refund requests related to both Mulatos and El Chanate and expects to collect the outstanding VAT receivable balances throughout the remainder of 2016.

Q2 2016 Management’s Discussion and Analysis

Financial Condition

	June 30, 2016	December 31, 2015
Current assets	$472.3	$483.2
Current assets decreased during 2016, primarily due to the collection of the Mulatos income tax receivable, offset by an increase in inventory and the revaluation of the Company's available-for-sale securities.

Long-term assets	2,021.3	1,979.0
Long term assets increased by $42.3 million primarily due to the acquisition of Carlisle. The acquisition added $19.9 million of mineral properties to the Company's balance sheet. The remainder of the change was due to capital expenditures offset by amortization charges.

Total assets	$2,493.6	$2,462.2
Current liabilities	$103.6	$99.9	The increase in current liabilities is due to the timing of trade payables and accruals as well as an increase in liabilities for share-based payments.
Long-term financial liabilities	311.6	315.0
Long-term financial liabilities decreased due to the Company no longer entering into new equipment financing obligations and the continued draw-down of existing lease contracts. The senior secured notes were consistent with the prior year balance.

Other long-term liabilities	306.9	323.1
Other long-term financial liabilities decreased by $16.2 million from December 31, 2015. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$722.1	$738.0
Shareholders’ equity	$1,771.5	$1,724.2
Shareholders' equity increased primarily due to the issuance of shares related to the acquisition of Carlisle and issuing shares related to flow-through financings, offset by the declaration of dividends and the Company recognizing a net loss in the period.

Total liabilities and equity	$2,493.6	$2,462.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Management believes that the working capital at June 30, 2016, together with future cash flows from operations and the available credit facility are sufficient to support the Company’s planned and foreseeable commitments and development plans.
Cash Flow

(in millions)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Cash flow from operating activities (1)	$36.9	$21.0	$60.7	$47.4
Cash flow used in investing activities	(39.1)	(41.1)	(74.3)	(59.6)
Cash flow from financing activities (1)	2.4	78.5	3.8	74.9
Reclassification of cash to assets held for distribution	—	(20.0)	—	(20.0)
Effect of foreign exchange rates on cash	(0.6)	0.3	0.3	(2.0)
Net (decrease) increase in cash	(0.4)	38.7	(9.5)	40.7
Cash and cash equivalents, beginning of period	273.8	91.0	282.9	89.0
Cash and cash equivalents, end of period	$273.4	$129.7	$273.4	$129.7

(1)
Cash flow from operating and financing activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended June 30, 2016.

Cash flow from operating activities
In the second quarter of 2016, operating activities generated cash flows of 36.9 million compared to $21.0 million in the same period of 2015 due to higher production and gold prices. For the first half of 2016, operating activities generated $60.7 million compared to $47.4 million in 2015, as higher production was partially offset by lower realized gold prices.
Cash flow used in investing activities
For the second quarter of 2016, investing activities used cash of $39.1 million compared to $41.1 million in 2015 due to lower capital spend at the Company's operations in 2016. For the first half of 2016, the Company spent $71.8 million on mineral property, plant

Q2 2016 Management’s Discussion and Analysis

and equipment additions, compared to $75.8 million in the prior year. Additionally in 2015, the Company terminated the retained interest royalty with Crocodile Gold Corporation which resulted in proceeds of $16.7 million. In the first quarter of 2016, the Company received $0.7 million in cash in connection with the Carlisle acquisition.
Cash flow from financing activities
In the second quarter of 2016, the Company generated $2.4 million from financing activities, reflecting $15.4 million raised through Canadian Development Expenditures ("CDE") flow-through share financings as well as $3.3 million received through the exercise of stock options and warrants. This was partially offset by capital lease payments of $1.5 million, a dividend payment of $2.6 million and semi-annual interest payments on the senior secured notes of $12.2 million.
For the first half of 2016, the Company generated $3.8 million from financing activities, reflecting $20.4 million CDE flow-through share financings as well as $3.3 million received through the exercise of stock options and warrants. This was partially offset by capital lease payments of $3.9 million, a dividend payment of $2.6 million, semi-annual interest payments on the senior secured notes of $12.2 million and $1.2 million in transaction and upfront fees related to the amended credit facility.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $1.9 million at June 30, 2016, and was offset against the carrying amount of the secured notes. The Company recorded a gain of $1.6 million and $1.8 million for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 - $1.2 million loss and $2.6 million gain), which is recorded in Other loss.
Credit Facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum of net leverage ratio of 3.5:1.0.
As a result of moving from a gross leverage to a net leverage ratio, the Company has improved pricing significantly under the amended facility. Based on the Company’s current net leverage ratio as defined in the credit facility agreement, the rates of the undrawn and drawn fees would be 0.48% and Libor plus 2.125%, respectively, as compared to 0.78% of undrawn fees and Libor plus 3.5% of drawn fees under the previous credit facility. This is expected to result in annual savings of $0.5 million in undrawn fees.
The Company paid $1.2 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility.
As at June 30, 2016, the Company is in compliance with all covenants. As at August 9th the Company had not drawn any funds under the Facility.

Q2 2016 Management’s Discussion and Analysis

Outstanding Share Data

(in 000’s)	August 9, 2016
Common shares	267,037
Stock options	9,589
Warrants	11,777
Deferred share units	235
Performance share units	450
Restricted share units	793
289,881
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Gold option and forward contracts
As at June 30, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price. These option contracts ensure a minimum average realized gold price of $1,212 per ounce and cap a maximum average realized gold price of $1,385 per ounce, regardless of the movement in gold prices during the remainder of 2016.
The following gold collar contracts are outstanding as of June 30, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q3 2016	44,725	$1,207	$1,377
Q4 2016	46,025	$1,217	$1,394
	90,750	$1,212	$1,385
The fair value of these contracts was a liability of $1.7 million at June 30, 2016 (December 31, 2015 - $nil). During the three and six months ended June 30, 2016, the Company realized losses of $0.2 million and $0.7 million related to the settlement of option contracts. Total realized losses and unrealized losses for the three and six months ended June 30, 2016 were $0.7 million and $1.7 million, respectively.
Foreign currency contracts
As at June 30, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average Call Option Rate (USD/CAD)	Average Put Option Rate (USD/CAD)
2016	Collar	114	1.26	1.39
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USD/MXN)	Average Put Option Rate (USD/MXN)
2016	Collar	582.0	16.07	19.16
2017	Collar	240.0	17.26	20.37
The fair value of these contracts was $nil at June 30, 2016 (December 31, 2015 - liability of $3.3 million). During the three and six months ended June 30, 2016, the Company made payments of $0.3 million and $0.7 million related to the foreign currency collar

Q2 2016 Management’s Discussion and Analysis

contracts. Total realized losses and unrealized gains/losses for the three and six months ended June 30, 2016 was $0.8 million loss and $2.3 million gain, respectively (for the three and six-months ended June 30, 2015 - $0.5 million loss and $3.4 million loss, respectively).
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Gold ounces produced (3)	92,464	94,632	104,734	87,633	62,606	54,027	56,583	57,037
Gold ounces sold (3)	95,866	90,989	104,419	92,229	59,725	53,095	58,649	56,970
Average realized gold price	$1,253	$1,146	$1,109	$1,123	$1,194	$1,216	$1,202	$1,280
Total cash costs per gold ounce (1)	$775	$782	$780	$850	$669	$696	$746	$706
All-in sustaining costs per gold ounce, sold (1)	$1,037	$986	$1,073	$1,155	$1,040	$1,093	$1,126	$1,098
Operating Revenues	$120.1	$104.3	$115.7	$103.6	$71.3	$64.6	$70.5	$72.9
Earnings (loss) from operations	$2.9	($2.3)	($55.5)	($18.9)	($415.4)	($2.5)	($112.7)	($6.8)
Net earnings (loss)	($11.8)	$9.7	($60.5)	($33.4)	($379.5)	($35.3)	($108.2)	($15.7)
Earnings (loss) per share, basic and diluted(2)	($0.04)	$0.04	($0.24)	($0.13)	($2.83)	($0.28)	($0.86)	($0.12)
Earnings before interest, taxes, depreciation and amortization (1)	$29.1	$25.9	($33.4)	($0.3)	($403.8)	$21.1	($90.3)	$22.4
Operating cash flow	$36.9	$23.8	$24.3	($10.7)	$20.0	$26.4	$28.6	$15.5

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Prior period loss per share for both basic and diluted earnings (loss) has been adjusted for the exchange ratio.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.
Operating revenues increased in the second quarter of 2016 as a result of recent gold price strength, although prior to this, revenues generally trended lower over the past two years as a result of decreasing gold prices, resulting in generally weaker financial results. Gold production increased starting in the third quarter of 2015 as a result of the addition of the Mulatos mine to the Company's financial and operating results. Seasonal conditions can also impact production and financial results in future periods.
The reported net loss for the fourth quarter of 2014 included impairment charges related to the El Chanate operation. The reported net loss in the second quarter of 2015 reflected impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by an NRV adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.

Q2 2016 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.
Cash Flow from Operating Activities before Changes in Non-cash Working Capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Cash flow from operating activities	$36.9	$21.0	$60.7	$47.4
Changes in non-cash working capital and taxes paid (received)	3.4	(7.6)	7.2	(10.7)
Cash flow from operating activities before changes in non-cash working capital and taxes paid (received)	$40.3	$13.4	$67.9	$36.7
Cash Operating Costs per ounce and Total Cash Costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties, and net of by-product revenue and NRV adjustments. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following provides a reconciliation of total cash costs per ounce to the consolidated financial statements:

(in millions, except ounces and cash operating and cash costs per gold ounce)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Mining and processing	$71.3	$48.1	$139.2	$85.0
Inventory and other adjustments (1)	—	(8.6)	—	(8.7)
Total cash operating costs	$71.3	$39.5	$139.2	$76.3
Divided by gold ounces sold	95,866	59,725	186,855	112,820
Total cash operating costs per ounce	$744	$661	$745	$676
Total cash operating costs (per above)	$71.3	$39.5	$139.2	$76.3
Royalties	3.0	0.5	6.2	0.7
Total cash costs	$74.3	$40.0	$145.4	$77.0
Divided by gold ounces sold	95,866	59,725	186,855	112,820
Total cash costs per ounce sold	$775	$669	$778	$682

(1)	Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.
All-in Sustaining Costs per Ounce Calculation
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the

Q2 2016 Management’s Discussion and Analysis

Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.
The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

(in millions, except ounces and all-in sustaining costs per gold ounce)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Total cash costs (see above)	$74.3	$40.0	$145.4	$77.0
Corporate and administrative(1)	4.1	3.5	8.0	7.0
Sustaining capital expenditures(2)	13.9	17.1	24.4	33.1
Share-based compensation	5.9	1.4	8.4	2.7
Exploration	0.3	0.2	0.8	0.3
Accretion of decommissioning liabilities	0.6	0.1	1.1	0.3
Realized losses on FX options	0.3	—	1.0	—
Total all-in sustaining costs, net of by-product revenues	$99.4	$62.3	$189.1	$120.4
Divided by gold ounces sold	95,866	59,725	186,855	112,820
All-in sustaining costs per gold ounce sold	$1,037	$1,043	$1,012	$1,067

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Capital expenditures per cash flow statement	$38.5	$40.6	$71.8	$75.8
Less: Young-Davidson non-sustaining capital	(15.4)	(15.6)	(30.4)	(30.7)
Less: Mulatos non-sustaining capital	(5.4)	—	(8.4)	—
Less: El Chanate non-sustaining capital	—	—	—	(0.2)
Less: Corporate and other non-sustaining capital	(3.8)	(7.9)	(8.6)	(11.8)
	$13.9	$17.1	$24.4	$33.1
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net earnings (loss)	($11.8)	($379.5)	($2.1)	($414.8)
Add back:
Finance expense	6.0	5.5	12.0	11.3
Amortization	31.7	26.6	60.1	48.2
Amortization included in other income / (loss)	—	—	—	0.3
Deferred income tax (recovery) expense	1.9	(57.1)	(17.1)	(28.8)
Current income tax expense	1.3	0.4	2.1	0.8
	$29.1	($404.1)	$55.0	($383.0)

Q2 2016 Management’s Discussion and Analysis

Other Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings (loss) from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

•	Sustaining capital expenditures - represents the amount of expenditures which do not increase annual gold ounce at a mine site

•	Growth capital expenditures - represents the amount of expenditures at development projects and certain expenditures at operating sites which are deemed expansionary in nature

•	Free cash flow - represents operating cash flow less sustaining capital and growth capital expenditures
Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2015.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2015, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2016.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2016.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2016 and have concluded that these are appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations.

Q2 2016 Management’s Discussion and Analysis

Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Former Alamos, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

Q2 2016 Management’s Discussion and Analysis

Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of the Company and Former Alamos’ Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. All field work is directly supervised and directed by Kristen Simpson, Alamos' Exploration Manager (Mulatos), a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated March 24, 2016.
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